EXHIBIT 21.1
LIST OF SUBSIDIARIES
As of December 31, 2010

Name of Subsidiary	Jurisdiction of Incorporation
SoundBite Communications Securities Corporation	Massachusetts
SoundBite Communications Canada, Inc.	Canada
SoundBite Communications UK, LTD.	United Kingdom